October 23, 2014

VIA EDGAR AND EMAIL

Mr. Brandon Hill

Attorney-Adviser

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:

Shire Warwick Lewis Holdings, Inc.

Form 8-K

Filed September 19, 2014

File No. 000-53927

Dear Mr. Hill,

Shire Warwick Lewis Holdings, Inc. (the “Company”) hereby advises the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that the Company has received the Staff’s letter dated October 9, 2014 (the “Comment Letter”), regarding the Commission’s review of the Company’s Form 8-K filed on September 19, 2014. The Comment Letter requests that the Company respond within ten (10) business days from the date thereof, or inform the Staff of when the Company would provide a response. As discussed with William Troost, an attorney with the Ruddy Law Office, PLLC, the Company’s outside counsel, the Company respectfully requests an extension until October 30, 2014 to respond to the Comment Letter. In order to fully and accurately respond to the Comment Letter, the Company requires the input and analysis from a variety of sources, including the Company, legal counsel, the auditor, outside consultants, and certain other employees of the Company.

The Company is committed to responding to the Comment Letter promptly and intends to provide a response to the Staff no later than October 30, 2014. Should you have any questions regarding the request made herein, please do not hesitate to contact me at (44) 20-8200-2305. Thank you very much for your courtesy and cooperation in this matter.

Sincerely,

/s/   Perry Lewis

Perry Lewis

Chief Executive Officer